SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 6)

CECO ENVIRONMENTAL CORP.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

125141101

(CUSIP Number)

December 31, 2014

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 125141101	Page 2 of 8 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Harvey Sandler Revocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,691,923
	6	SHARED VOTING POWER Not applicable
	7	SOLE DISPOSITIVE POWER 1,691,923
	8	SHARED DISPOSITIVE POWER Not applicable
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,691,923 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.54% (2)
12	TYPE OF REPORTING PERSON* IN

(1)	On March 19, 2014, April 1, 2014, and December 23, 2014, Mr. Sandler, as trustee of the Harvey Sandler Revocable Trust (the “Trust”), caused the Trust to transfer an aggregate of 200,000 shares (the “Transferred Shares”) to the Harvey and Phyllis Sandler Foundation (the “Foundation”). As a result, the Trust no longer beneficially owns the Transferred Shares.
(2)	Based on the number of shares outstanding of each of the issuer’s classes of common equity reported in the issuer’s Form 10-Q report filed on November 6, 2014 as 25,865,569 shares of common stock, par value $0.01 per share.

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CUSIP No. 125141101	Page 3 of 8 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Harvey Sandler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,761,628
	6	SHARED VOTING POWER Not applicable
	7	SOLE DISPOSITIVE POWER 1,761,628
	8	SHARED DISPOSITIVE POWER Not applicable
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,761,628 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.81% (2)
12	TYPE OF REPORTING PERSON* IN

(1)	Amount includes 69,705 shares held by the Harvey and Phyllis Sandler Foundation (the “Foundation”) as of December 31, 2014. Mr. Sandler is on the board of directors of the Foundation and serves as the Foundation’s President. As President, Mr. Sandler has both sole voting power and sole dispositive power over the shares, and as a result, Mr. Sandler may be deemed to beneficially own the shares held by the Foundation. Mr. Sandler disclaims beneficial ownership of the shares held by the Foundation.
(2)	Based on the number of shares outstanding of each of the issuer’s classes of common equity reported in the issuer’s Form 10-Q report filed on November 6, 2014 as 25,865,569 shares of common stock, par value $0.01 per share.

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CUSIP No. 125141101	Page 4 of 8 Pages

Item 1.

(a)	Name of Issuer: CECO Environmental Corp.

(b)	Address of Issuer’s Principal Executive Offices:

4625 Red Bank Road, Suite 200

Cincinnati, Ohio 45227

Item 2.

1. (a)	Name of Person Filing: Harvey Sandler Revocable Trust

(b)	Address of Principal Business Office or, if none, Residence: The reporting person’s principal business address is: 2080 NW Boca Raton Blvd #6, Boca Raton, FL 33431

(c)	Citizenship: Harvey Sandler Revocable Trust is a trust organized under the laws of the State of Florida

(d)	Title of Class of Securities: Common Stock, par value $0.01 per share

(e)	CUSIP Number. 125141101

2. (a)	Name of Person Filing: Harvey Sandler

(b)	Address of Principal Business Office or, if none, Residence: The reporting person’s principal business address is: 2080 NW Boca Raton Blvd #6, Boca Raton, FL 33431

(c)	Citizenship: Harvey Sandler is a United States citizen.

(d)	Title of Class of Securities: Common Stock, par value $0.01 per share

(e)	CUSIP Number. 125141101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

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CUSIP No. 125141101	Page 5 of 8 Pages

Not applicable.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

1.	Harvey Sandler Revocable Trust

(a)	Amount beneficially owned: 1,691,923 (1)
(b)	Percent of class: 6.54% (2)
(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 1,691,923

(ii)	Shared power to vote or to direct the vote: None

(iii)	Sole power to dispose or to direct the disposition of: 1,691,923

(iv)	Shared power to dispose or to direct the disposition of: None

2.	Harvey Sandler

(a)	Amount beneficially owned: 1,761,628 (3)
(b)	Percent of class: 6.81% (2)
(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 1,761,628

(ii)	Shared power to vote or to direct the vote: None

(iii)	Sole power to dispose or to direct the disposition of: 1,761,628

(iv)	Shared power to dispose or to direct the disposition of: None

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

(1)	On March 19, 2014, April 1, 2014, and December 23, 2014, Mr. Sandler, as trustee of the Harvey Sandler Revocable Trust (the “Trust”), caused the Trust to transfer an aggregate of 200,000 shares (the “Transferred Shares”) to the Harvey and Phyllis Sandler Foundation (the “Foundation”). As a result, the Trust no longer beneficially owns the Transferred Shares.

(2)	Based on the number of shares outstanding of each of the issuer’s classes of common equity reported in the issuer’s Form 10-Q report filed on November 6, 2014 as 25,865,569 shares of common stock, par value $0.01 per share.

(3)	Harvey Sandler is the sole trustee of the Trust. As a result, Mr. Sandler may be deemed to beneficially own the shares held by the Trust and each of the reporting persons may be deemed to be a member of a group within the meaning of Rule 13d-5(b)(1). The reporting persons do not admit to being members of a group and Mr. Sandler disclaims beneficial ownership of the securities held by the Trust. On March 19, 2014, April 1, 2014, and December 23, 2014, Mr. Sandler, as trustee of the Trust, caused the Trust to transfer the Transferred Shares to the Foundation. As of December 31, 2014 the Foundation held 69,705 of the Transferred Shares. Mr. Sandler is on the board of directors of the Foundation and serves as the Foundation’s President. As President, Mr. Sandler has both sole voting power and sole dispositive power over the shares, and as a result, Mr. Sandler may be deemed to beneficially own the shares held by the Foundation. Mr. Sandler disclaims beneficial ownership of the securities held by the Foundation.

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CUSIP No. 125141101	Page 6 of 8 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [    ].

Not applicable.

Instruction: Dissolution of a group requires a response to this item.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit A for Joint Filing Agreement

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification

By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP No. 125141101	Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2015

HARVEY SANDLER REVOCABLE TRUST

	By:	/s/ Harvey Sandler
Name: Harvey Sandler
Title: Sole Trustee

Date: February 12, 2015	By:	/s/ Harvey Sandler
Harvey Sandler

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CUSIP No. 125141101	Page 8 of 8 Pages

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock of CECO ENVIRONMENTAL CORP. and that this Agreement be included as an Exhibit to such statement.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement effective as of the dates set forth next to the undersigned’s name.

Date: February 12, 2015

HARVEY SANDLER REVOCABLE TRUST

	By:	/s/ Harvey Sandler
	Name:	Harvey Sandler
	Title:	Sole Trustee

Date: February 12, 2015	By:	/s/ Harvey Sandler
Harvey Sandler